Exhibit 3.05

ARTICLE AMENDMENTS

1.	Effective immediately prior to the consummation of the Company’s IPO provided that the IPO closes on or before December 31, 2004, the definition of a “Qualified IPO” shall be replaced in its entirety with the following:

““Qualified IPO” means an IPO that raises net proceeds for the Company of a minimum of $30 million.”

2.	Effective immediately prior to the closing of the Company’s IPO, provided that the IPO closes on or before December 31, 2004, Article 7.1 shall be deleted and replaced in its entirety with the following:

“The holders of Series A, B, C and F Preferred Shares shall have the right at any time to convert such Preferred Shares to Ordinary Shares at the rate of one Ordinary Share for each such Preferred Share so converted, the holders of Series D Preferred shares shall have the right at any time to convert such Preferred Shares to Ordinary Shares at the rate of 1.2377 Ordinary Shares for each such Preferred Share, the holders of Series E Preferred shares shall have the right at any time to convert such Preferred Shares to Ordinary Shares at the rate of 1.3621 Ordinary Shares for each such Preferred Share and the holders of Series G, H and I Preferred shares shall have the right at any time to convert such Preferred Shares to Ordinary Shares at the rate of 1.0394 Ordinary Shares for each such Preferred Share (“Conversion Scenario I”).

Any outstanding Series A, B, C, D, E, F, G, H and I Preferred Shares shall be automatically converted into Ordinary Shares at the conversion ratio then in effect contemporaneously with the consummation by the Company of a Qualified IPO; provided, however, that if the price per share in the Qualified IPO (the “IPO Price”) is less than $4.00, the conversion rate of the Series D Preferred shares shall be equal to 1.2377 multiplied by the ratio obtained by dividing $4.00 by the IPO Price (the “Adjustment Ratio”), the conversion rate of the Series E Preferred shares shall be equal to 1.3621 multiplied by the Adjustment Ratio and the conversion rates of the Series G, H and I Preferred shares shall be adjusted so that such Preferred Shares shall convert into such number of Ordinary Shares so as to maintain the percentage ownership by the holders of Series G, H and I Preferred Shares in the Company on a Fully-Diluted As Converted basis (and before taking into account any shares offered by the Company in the IPO) as such holders would have received under Conversion Scenario I. For purposes of this Article 7.1, “Fully-Diluted As Converted” means the Ordinary Shares outstanding as of immediately prior to the IPO, including the Ordinary Shares issued upon conversion of the Series A, B, C, D, E, F, G, H and I Preferred Shares, plus the Ordinary Shares issuable upon exercise of outstanding warrants and options outstanding or available for issuance under the Company’s employee stock option plan as of immediately prior to the Qualified IPO.”

3.	Article 80 shall be deleted and replaced in its entirety with the following:

“The Board of Directors shall be composed of not more than ten (10) members.”

4.	Article 81.3 shall be deleted and replaced in its entirety with the following:

“Three (3) directors shall be independent directors who may be elected and removed by a majority (which must include at least one (1) Phase I Director and one (1) Phase II Director) of the Board of Directors (excluding any independent director serving pursuant to this Article), at its discretion; and”

5.	The following Article 47.6 shall be added in its entirety to the Articles:

“47.6	Upon any consolidation or subdivision of shares which may result or may have resulted in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, without limitation, by allotting, in contemplation of, or subsequent to, such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional shareholdings.”

6.	The following shall be added as new Article 81.6:

“81.6	A director’s term shall begin either on the date of his appointment to the Board of Directors or at such later date designated in the resolution appointing such director.”